Resolution on Capital Reduction

1. Expected record date of capital reduction : May 2, 2006

2. Ratio of capital reduction : 50% of outstanding shares issued (capital reduction without payment to shareholders with the equal ratio of 2:1)

3. Class and number of shares subject to capital reduction : 231,676,506 registered common shares

4. Method : 2 registered common shares will be consolidated into 1 registered common share, with the par value remaining at KRW 5,000.

5. Reason for capital reduction : To improve financial structure of hanarotelecom incorporated

6. Paid-in capital

• Before capital reduction : KRW 2,316,765,060,000

• After capital reduction : KRW 1,158,382,530,000

7. Number of total outstanding shares

• Before capital reduction : 463,353,012 registered common shares

• After capital reduction : 231,676,506 registered common shares

8. Par value : KRW 5,000

9. (Proposed) Schedule for capital reduction

• Date of AGM : March 24, 2006

• Closing of shareholder register : From January 1, 2006 to January 31, 2006

• Submission of old share certificates : From March 27, 2006 to May 2, 2006

• Trading suspension : From April 28, 2006 to May 18, 2006

• Distribution of new share certificates : May 18, 2006

10. Protection of creditors

• Creditors’ filing of objections : From March 27, 2006 to May 2, 2006

11. Submission of old share certificates and distribution of new share certificates : Korea Securities Depository

12. Handling of odd lots : Pay in cash for the odd lots resulting from share consolidation, based on the closing price of the first trading day of new shares.

13. Date of BOD resolution : February 22, 2006

• Outside directors present : 4 out of 5 were present

• Audit committee members who are not outside directors : none

14. Subject to the application of the Monopoly Regulation and Fair Trade Act : No

15. Others

• As for equity-linked bonds and stock option rights, the number of shares and the exercise price shall be adjusted as specified in relevant agreements.

• The schedule stated above may be subject to change in the process of consulting with relevant institutions and any adjustment of the schedule for capital reduction shall be at the discretion of the Representative Director.